Exhibit 99.1

OKYO Pharma Hosting Key Opinion Leader Event Introducing OK-101 as a Potential Treatment for Dry Eye Disease

Monday, November 14th @ 8 am ET, registration details below

NEW YORK, November 10, 2022 – OKYO Pharma Ltd (Nasdaq: OKYO; LSE: OKYO) (“OKYO” or the “Company”), an ophthalmology bio-pharmaceutical company focusing on the discovery and development of the novel molecule OK-101 to treat inflammatory dry eye disease and ocular pain, to address the significant unmet need in the multi-billion-dollar market, announced today that it will host a Key Opinion Leader (KOL) event, “Introducing OK-101 as a Potential Treatment for Dry Eye Disease” on Monday, November 14, 2022 at 8:00 am Eastern Time.

The webinar will feature KOL Pedram Hamrah, MD, from Tufts University School of Medicine, who will discuss preclinical efficacy data of OK-101 in Dry Eye Disease (DED) as well as neuropathic corneal pain and the role of pain and inflammation in patients suffering from DED.

OKYO Pharma’s leadership team will provide a company update along with plans for its Phase 2 trial of OK-101. OK-101 is a novel lipid-conjugated peptide analog (developed using a membrane-anchored peptide technology) that targets a key ocular receptor found to show both anti-inflammatory and corneal neuropathic pain reducing activities, two major symptoms underserved by current dry eye therapies.

A live Q&A session will follow the formal presentations. To register for the event, please click here.

About the KOLs

Pedram Hamrah, MD is an interim chair of ophthalmology, cornea specialist, and clinician-scientist at Tufts Medical Center in Boston, with a focus on corneal immunology and neuroscience, ocular imaging (immuno-imaging), ocular surface diseases and corneal neuropathic pain. He is currently on faculty at the departments of Ophthalmology and Bioengineering at Tufts University, where he is the director of clinical research and director of the Center for Translational Ocular Immunology. In addition, he is a faculty member at the immunology, neuroscience, and cell, molecular and developmental biology graduate programs at the Sackler School of Graduate Biomedical Sciences at Tufts. Throughout his career, he has focused on discovery, patient care and teaching. Dr. Hamrah currently serves on over a dozen editorial boards, is the associate editor for The Ocular Surface and TVST, section editor for Eye and assistant editor at Ocular Immunology and Inflammation.

About OKYO Pharma Limited

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com/

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Ordinary Shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including market conditions. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, our ability to raise capital to fund continuing operations; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers and products; our ability to develop and commercialize products and services; changes in government regulation; our ability to complete capital raising transactions; and other factors relating to our industry, our operations and results of operations. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Contact:

OKYO Pharma Limited

Gary S. Jacob, Ph.D., Chief Executive Officer

Phone: (212) 209-3998